Exhibit 1

BLUE HARBOUR GROUP, L.P.                            OMEGA ADVISORS, INC.
240 Greenwich Ave                                   88 Pine Street - 31st Floor
Greenwich, CT  06830                                New York, NY  10005


                                   May 1, 2006


Mr. Richard L. Clemmer
President and Chief Executive Officer
Agere Systems Inc.
1110 American Parkway NE
Allentown, PA  18109


Dear Rick:

As you know from the several meetings and discussions that Blue Harbour Group, L.P. ("Blue Harbour") and Leon G. Cooperman on behalf of the Omega Funds ("Omega") have jointly had over the past six months with you and other members of Agere Systems Inc.'s ("Agere" or the "Company") senior management team, we agree with you that Agere's shares are substantially undervalued, we see excellent opportunities to meaningfully grow Agere's value over time, and we are pleased to support recent and ongoing initiatives undertaken by the Board and management to create and realize value for Agere's shareholders.

Blue Harbour and Omega are substantial shareholders of Agere and collectively are the beneficial owners of securities representing 9,753,800 common shares, or approximately 5.5% of the shares outstanding, based upon the latest publicly available information. We are very encouraged by the enthusiasm with which the new team is tackling the current challenges and opportunities facing the Company. We applaud the actions you are taking to reduce operating costs to a level more commensurate with the current revenues of the Company as these are among the most important drivers to generating value for all of Agere's shareholders. Moreover, based on our conversations and your recent efforts, we believe that management is taking a much more proactive and analytical approach to evaluating the Company's very substantial research and development spending with an eye toward improving the returns on this significant and vital investment. Improving research and development productivity continues to be an important and valuable opportunity for Agere.

We are pleased that the management and Board remain open to evaluating all of the Company's options with regard to its various business lines. In this respect, it is our belief that the Company should focus only on business lines in which it can be a true global leader and earn greater than average returns. Agere has numerous strategically important technologies and product lines, and it is possible that certain of these may be more valuable to others than they are to Agere. Proceeds from any potential sales could be used for strategic acquisitions which could serve to enhance the Company's competitive position in

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its chosen leadership areas, or alternatively to return capital to shareholders.
The potential that others may value certain business lines more highly than Agere shareholders is a particularly important consideration in light of the Company's approximately $2.5 billion of net operating loss carryforwards, which effectively could shield Agere from taxes on any gains that might be realized in connection with a disposition. We understand and generally support your desire to only sell businesses that are performing reasonably well, but also believe it is crucial that the Board and management continually evaluate the alternatives and be prepared to act at the appropriate juncture.

Given our strong view that Agere shares are trading at a very large discount to their intrinsic value, we are pleased that the Company has been aggressively repurchasing its shares. We support this effort to return value to shareholders, improve the overall capital structure, and generate further value for long-term shareholders such as Blue Harbour and Omega.

We are encouraged by the various actions the Board and management are taking and support your continued focus on ways to enhance and realize value for shareholders over time. We look forward to continuing an active dialogue with the Board and management and to an open and mutually beneficial relationship.



Yours truly,

/s/ Leon G. Cooperman                                  /s/ Clifton S. Robbins

Leon G. Cooperman                                      Clifton S. Robbins




cc:  Agere Board of Directors